    As filed with the Securities and Exchange Commission on January 29, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE TO-T/A
                             TENDER OFFER STATEMENT
                                     UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*
                            ------------------------

                            PLM INTERNATIONAL, INC.
                       (Name Of Subject Company (Issuer))

                            MILPI ACQUISITION CORP.,
                              MILPI HOLDINGS, LLC,
                            AFG INVESTMENT TRUST A,
                            AFG INVESTMENT TRUST B,
                            AFG INVESTMENT TRUST C,
                            AFG INVESTMENT TRUST D,
                             AFG ASIT CORPORATION,
                           EQUIS II CORPORATION, AND
                               SEMELE GROUP, INC.
                      (Names Of Filing Persons (Offerors))

                          COMMON STOCK, $.01 PAR VALUE
                         (Title Of Class Of Securities)

                                   69341L205
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JAMES A. COYNE
                            MILPI ACQUISITION CORP.
                                200 NYALA FARMS
                               WESTPORT, CT 06880
                   PHONE: (203) 341-0515/FAX: (203) 341-9988
            (Name, Address And Telephone Number Of Person Authorized
       To Receive Notices And Communications On Behalf Of Filing Persons)

                            ------------------------

                                    COPY TO:
                          RICHARD F. LANGAN, JR., ESQ.
                               NIXON PEABODY LLP
                               437 MADISON AVENUE
                               NEW YORK, NY 10022
                   PHONE: (212) 940-3000/FAX: (212) 940-3111
                            ------------------------

                           CALCULATION OF FILING FEE

             TRANSACTION VALUATION                            AMOUNT OF FILING FEE
                  $27,851,305                                      $5,570.26*

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,570.26        Filing Party: MILPI Acquisition Corp.
Form or Registration No.: Schedule TO-T  Date Filed: December 29, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO-T filed by MILPI Acquisition Corp., a Delaware Corporation (the "Purchaser") and MILPI Holdings, LLC, AFG Investment Trust A, AFG Investment Trust B, AFG Investment Trust C, AFG Investment Trust D, AFG ASIT Corporation, Equis II Corporation, and Semele Group, Inc. (collectively with the Purchaser, the "Offerors") on December 29, 2000 relating to the offer by the Purchaser to purchase any and all outstanding shares of Common Stock, par value $.01 (the "Company Common Stock"), of PLM International, Inc., a Delaware corporation (the "Company"), at a purchase price of $3.46 per share, to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 29, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the Offer). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

    The Summary Term Sheet, Items 1, 9, 10 and 14 and Schedule I of the Offer to Purchase are hereby amended by including the following information therein, which information is hereby expressly incorporated by reference herein.

SUMMARY TERM SHEET

    The section entitled "SUMMARY TERM SHEET--WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER" in the Offer to Purchase is amended by adding a fourth bullet point to read:

    " - All conditions to the offer, other than those involving the receipt of necessary government approvals, will be waived or satisfied on or before the expiration of the offer."

    The section entitled "SUMMARY TERM SHEET--CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES" in the Offer to Purchase is amended by deleting the last two sentences and replacing them with:

"MILPI will exercise reasonable discretion in determining whether conditions to the offer have been satisfied or waived. Notwithstanding the above, all conditions to the offer, other than those involving the receipt of necessary government approvals, will be waived or satisfied on or before the expiration of the offer. See Section 1 for more details on our ability to extend the offer."

ITEM 1.  TERMS OF THE OFFER; EXPIRATION DATE

    The second paragraph under the caption "1. Terms of the Offer; Expiration Date" in the Offer to Purchase is amended by inserting the following new sentence after the end of the third sentence:

    "Notwithstanding the above, all conditions to the Offer, other than those involving the receipt of necessary government approvals, will be waived or satisfied on or before the Expiration Date."

ITEM 9.  FINANCING OF THE OFFER AND THE MERGER.

    "Section 9, Financing of the Offer and the Merger" in the Offer to Purchase is amended to read in its entirety as follows:

       "The Offer is not conditioned upon any financing arrangements. The total amounts of funds required by the Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $26,500,000. The Company will not be responsible for paying any of the expenses in connection with the Offer or the Merger, except for the investment banking fees of Imperial Capital, LLC and a portion of the printing costs. Pursuant to the Operating Agreement dated
       December 13, 2000 of the Purchaser's direct parent, MILPI Holdings, LLC, the Four Trusts are obligated to contribute an aggregate of up to $30,000,000 to MILPI Holdings, LLC upon receipt of one or more capital calls therefor. MILPI Holdings, LLC, in turn, has entered into a Subscription Agreement with the Purchaser dated as of December 15, 2000 whereby it is obligated, on the Offer Conditions Satisfaction Date, and on the Closing Date, respectively, to purchase the number of shares of the Purchaser's common stock such that, at a purchase price of $100,000 per share of Purchaser common stock, the consideration paid for such shares will be sufficient for the Purchaser to satisfy, when due, all of its obligations under the Merger Agreement in connection with the Offer and under the Merger, respectively. It is anticipated that all of these funds will be obtained from existing resources and internally generated funds of the Four Trusts and that none of these funds will be borrowed. No alternative financing plan exists."

ITEM 10.  BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY; THE MERGER
          AGREEMENT.

    The first paragraph under the caption "10. Background of the Offer; Contacts With the Company; The Merger Agreement--The Merger Agreement" in the Offer to Purchase is amended by inserting the following new sentence after the end of the second sentence:

    "Notwithstanding the above, all conditions to the Offer, other than those involving the receipt of necessary government approvals, will be waived or satisfied on or before the Expiration Date."

ITEM 14.  CERTAIN CONDITIONS OF THE OFFER.

    The final paragraph under the caption "14. Certain Conditions of the Offer" in the Offer to Purchase is amended by inserting the following sentence immediately prior to the last sentence of the paragraph:

    "Notwithstanding the above, all conditions to the Offer, other than those involving the receipt of necessary government approvals, will be waived or satisfied on or before the Expiration Date."

SCHEDULE I

    The heading of Schedule I to the Offer to Purchase is amended to read "Information Concerning the Directors, Executive Officers and Controlling Persons of the Purchaser, the Offerors and the Company" and Section 1 of
Schedule I to the Offer to Purchase is amended to read in its entirety as follows:

1(a). DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER. The following table sets forth the name, current business address, citizenship and current principal occupation or employment, and material occupations, positions, offices or employment and business addresses thereof for the past five years of each director and executive officer of the Purchaser. The current business address of each person is c/o Semele Group, Inc., 200 Nyala Farms, Westport, Connecticut 06880.

                                 CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
             NAME                     DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF       CITIZENSHIP
-------------------------------  -------------------------------------------------------------------  -----------
Board of Directors:

James A. Coyne                   Mr. Coyne has been a director and Vice President of the Purchaser    U.S.
                                 since its inception. Mr. Coyne has been President and Chief
                                 Operating Officer of Semele Group, Inc. ("Semele") since 1997. Mr.
                                 Coyne is Executive Vice President/Capital Markets of Equis
                                 Corporation ("Equis"), the general partner of Equis Financial Group
                                 Limited Partnership ("EFG"). Mr. Coyne joined EFG in 1989, remained until 1993, and rejoined in November 1994. Mr. Coyne has held various executive positions with Equis II Corporation since its inception in 1997, and currently serves as its Senior Vice
                                 President. From 1993 through November 1994, Mr. Coyne was with the
                                 Raymond Company, a private investment firm, where he was
                                 responsible for obtaining financing for corporate and real estate acquisitions. Mr. Coyne's term as a director of the Purchaser expires at the 2001 annual meeting of shareholders. Mr. Coyne is also a director of Equis II Corporation ("Equis II") and Semele.

Gary D. Engle                    Mr. Engle has been a director and President of the Purchaser since   U.S.
                                 its inception. Mr. Engle has been Chairman and Chief Executive
                                 Officer of Semele since November 1997. Mr. Engle is President and
                                 Chief Executive Officer of Equis, which he joined in 1990 as
                                 Executive Vice President. Mr. Engle purchased a controlling interest in EFG in December 1994. Mr. Engle has also been President of AFG Realty, Corporation since 1994 and President of Equis II
                                 Corporation since 1997. From 1987 to 1990, Mr. Engle was a principal and co-founder of Cobb Partners Development, Inc., a real estate and mortgage banking company, with principal offices in
                                 Florida. From 1980 to 1987, Mr. Engle served various capacities with Arvida Disney Company, a large-scale community real estate development company owned by the Walt Disney Company with real estate development projects worldwide. Mr. Engle is also a director of AFG ASIT Corporation, Equis II and Semele.

Executive Officers:

Gary D. Engle                    President. See above.                                                U.S.

James A. Coyne                   Vice President and Secretary. See above.                             U.S.

1(b). MEMBERS OF MILPI HOLDINGS, LLC. The following table sets forth the name of each of the members of MILPI Holdings, LLC. The current business address of each member is 200 Nyala Farms, Westport, Connecticut 06880.

Members:

AFG Investment Trust A

AFG Investment Trust B

AFG Investment Trust C

AFG Investment Trust D

For information concerning each of the Trusts, see below.

 1(c). TRUSTEES OF AFG INVESTMENT TRUST A. AFG Investment Trust A has no directors or officers. AFG ASIT Corporation is the managing trustee of each of the four trusts (the "Managing Trustee"). For more information concerning the directors and executive officers of the Managing Trustee, see Section 1(g), below.

1(d). TRUSTEES OF AFG INVESTMENT TRUST B. AFG Investment Trust B has no directors or officers. AFG ASIT Corporation is the Managing Trustee. For more information concerning the directors and executive officers of the Managing Trustee, see Section 1(g), below.

1(e). TRUSTEES OF AFG INVESTMENT TRUST C. AFG Investment Trust C has no directors or officers. AFG ASIT Corporation is the Managing Trustee. For more information concerning the directors and executive officers of the Managing Trustee, see Section 1(g), below.

 1(f). TRUSTEES OF AFG INVESTMENT TRUST D. AFG Investment Trust D has no directors or officers. AFG ASIT Corporation is the Managing Trustee. For more information concerning the directors and executive officers of the Managing Trustee, see Section 1(g), below.

1(g). DIRECTORS AND EXECUTIVE OFFICERS OF AFG ASIT CORPORATION. The following table sets forth the name, current business address, citizenship and current principal occupation or employment, and material occupations, positions, offices or employment and business addresses thereof for the past five years of each director and executive officer of AFG ASIT Corporation (the "Managing Trustee"). The current business address of each person is c/o Semele Group, Inc., 200 Nyala Farms, Westport, Connecticut 06880.

                                 CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
             NAME                     DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF       CITIZENSHIP
-------------------------------  -------------------------------------------------------------------  -----------
Board of Directors:

Geoffrey A. MacDonald            Mr. MacDonald has been President and a director of AFG ASIT          U.S.
                                 Corporation ("AFG ASIT") since 1991. Mr. MacDonald also is a co-founder of EFG and has been Chairman of Equis since 1998. Mr.
                                 MacDonald was also a co-founder, director, and Senior Vice
                                 President of EFG's predecessor from 1980 to 1988. Mr. MacDonald has been President of American Finance Group Securities Corp. since
                                 1992. Prior to co-founding EFG's predecessor, Mr. MacDonald held various executive and management positions in the leasing and pharmaceutical industries. Mr. MacDonald holds a M.B.A. from Boston
                                 College and a B.A degree from the University of Massachusetts
                                 (Amherst).

Gary D. Engle                    See above.                                                           U.S.

                                 CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
             NAME                     DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF       CITIZENSHIP
-------------------------------  -------------------------------------------------------------------  -----------
Executive Officers:

Geoffrey A. MacDonald            President. See above.                                                U.S.

James A. Coyne                   Senior Vice President. See above.                                    U.S.

Michael J. Butterfield           Mr. Butterfield joined EFG in June 1992, became Vice President,      U.S.
                                 Finance and Treasurer of Equis and certain of its affiliates in
                                 April 1996, in July 1998, was promoted to Senior Vice President,
                                 Finance and Treasurer of Equis and certain of its affiliates and in
                                 2000 was promoted to Chief Financial Officer and Treasurer of
                                 Semele, Chief Operating Officer and Clerk of Equis, and Treasurer,
                                 Principal Accounting Officer, Principal Financial Officer and Clerk
                                 of AFG ASIT. Prior to joining EFG, Mr. Butterfield was an Audit
                                 Manager with Ernst & Young LLP, which he joined in 1987. Mr.
                                 Butterfield was employed in public accounting and industry positions in New Zealand and London (UK) prior to coming to the
                                 United States in 1987. Mr. Butterfield attained his Associate
                                 Chartered Accountant (A.C.A.) professional qualification in New
                                 Zealand and has completed his CPA requirements in the United
                                 States. He holds a Bachelor of Commerce degree from the University of Otago, Dunedin, New Zealand.

1(h). DIRECTORS AND EXECUTIVE OFFICERS OF EQUIS II CORPORATION. The following table sets forth the name, current business address, citizenship and current principal occupation or employment, and material occupations, positions, offices or employment and business addresses thereof for the past five years of each director and executive officer of Equis II Corporation. Unless otherwise indicated, the current business address of each person is c/o Semele Group, Inc., 200 Nyala Farms, Westport, Connecticut 06880.

                                 CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
             NAME                     DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF       CITIZENSHIP
-------------------------------  -------------------------------------------------------------------  -----------
Board of Directors:

James A. Coyne                   See above.                                                           U.S.

Gary D. Engle                    See above.                                                           U.S.

Executive Officers:

Gary D. Engle                    President. See above.

James A. Coyne                   Senior Vice President. See above.

 1(i). DIRECTORS AND EXECUTIVE OFFICERS OF SEMELE GROUP INC. The following table sets forth the name, current business address, citizenship and current principal occupation or employment, and material occupations, positions, offices or employment and business addresses thereof for the past five years of each director and executive officer of Semele Group Inc. Unless otherwise indicated, the current business address of each person is Semele Group, Inc., 200 Nyala Farms, Westport, Connecticut 06880.

                                 CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
             NAME                     DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF       CITIZENSHIP
-------------------------------  -------------------------------------------------------------------  -----------
Board of Directors:

Walter E. Auch, Sr.              Prior to retiring, Mr. Auch was the Chairman and Chief Executive     U.S.
                                 Officer of the Chicago Board Option Exchange from 1979 to 1986.
                                 Prior to that time, Mr. Auch was Executive Vice President, director and a member of the executive committee of PaineWebber from 1963 to
                                 1979. Mr. Auch is a director of Pimco Advisors L.P., Smith Barney
                                 Concert Series Funds, Smith Barney Trak Fund, The Brinson Partners
                                 Funds, and Nicholas Applegate Funds. He is also a Trustee of
                                 Hillsdale College and the Arizona Heart Institute. Mr. Auch is also a Trustee of Banyan Strategic Realty Trust.

Joseph W. Bartlett               Mr. Bartlett has been a partner in the law firm of Morrison &        U.S.
                                 Foerster LLP, since March 1996. From July 1991 until March 1996 he was a partner in the law firm of Mayer, Brown & Platt. Mr. Bartlett is also a Director of Cyrk, Inc., which designs, manufactures and distributes products for promotional programs and custom-designed sports apparel and accessories.

James A. Coyne                   See above.                                                           U.S.

Gary D. Engle                    See above.                                                           U.S.

Robert M. Ungerleider            Mr. Ungerleider has been of counsel to the law firm of Felcher,      U.S.
                                 Fox & Litner since 1990. From 1982 until 1998 Mr. Ungerleider has founded, developed and sold a number of start-up ventures including
                                 Verifone Finance, an equipment leasing company, SmartPage, a paging service company and Financial Risk Underwriting Agency, Inc., an insurance firm specializing in financial guarantee transactions.
                                 Prior to that, Mr. Ungerleider practiced real estate and corporate law in New York City for ten years.

Executive Officers:

Gary D. Engle                    Chief Executive Officer. See above.

James A. Coyne                   President and Chief Operating Officer. See above.

Michael J. Butterfield           Chief Financial Officer. See above.

ITEM 12. EXHIBITS

(b)(1) Operating Agreement of MILPI Holdings, LLC dated as of December 13, 2000 by and among the persons identified on Schedule A thereto.

(b)(2) Subscription Agreement dated as of December 15, 2000 by and among MILPI Holdings, LLC and MILPI Acquisition Corp.

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: January 29, 2001

                                            MILPI ACQUISITION CORP.

                                            By:  /s/ JAMES A. COYNE
                                                 ---------------------------------------------------
                                                 Name: James A. Coyne
                                                 Title: Vice President and Secretary

                                            AFG INVESTMENT TRUST A,
                                            By: AFG ASIT Corporation, as Managing Trustee

                                            By:  /s/ JAMES A. COYNE
                                                 ---------------------------------------------------
                                                 Name: James A. Coyne
                                                 Title: Senior Vice President

                                            AFG INVESTMENT TRUST B,
                                            By: AFG ASIT Corporation, as Managing Trustee

                                            By:  /s/ JAMES A. COYNE
                                                 ---------------------------------------------------
                                                 Name: James A. Coyne
                                                 Title: Senior Vice President

                                            AFG INVESTMENT TRUST C,
                                            By: AFG ASIT Corporation, as Managing Trustee

                                            By:  /s/ JAMES A. COYNE
                                                 ---------------------------------------------------
                                                 Name: James A. Coyne
                                                 Title: Senior Vice President

                                            AFG INVESTMENT TRUST D,
                                            By: AFG ASIT Corporation, as Managing Trustee

                                            By:  /s/ JAMES A. COYNE
                                                 ---------------------------------------------------
                                                 Name: James A. Coyne
                                                 Title: Senior Vice President

                                            AFG ASIT Corporation

                                            By:  /s/ JAMES A. COYNE
                                                 ---------------------------------------------------
                                                 Name: James A. Coyne
                                                 Title: Senior Vice President

                                            EQUIS II CORPORATION

                                            By:  /s/ JAMES A. COYNE
                                                 ---------------------------------------------------
                                                 Name: James A. Coyne
                                                 Title: Senior Vice President

                                            SEMELE GROUP, INC.

                                            By:  /s/ JAMES A. COYNE
                                                 ---------------------------------------------------
                                                 Name: James A. Coyne
                                                 Title: President and Chief Operating Officer

                                 EXHIBIT INDEX

EXHIBIT NO.

(b)(1) Operating Agreement of MILPI Holdings, LLC dated as of December 13, 2000 by and among the persons identified on Schedule A thereto.

(b)(2) Subscription Agreement dated as of December 15, 2000 by and among MILPI Holdings, LLC and MILPI Acquisition Corp.